Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           Campbell Resources updates recent activities

           MONTREAL, Jan. 12 /CNW Telbec/ - Campbell Resources Inc. (the "Company")
("Campbell") (NEX: CCH.H-X, OTC Bulletin Board: CBLRF) today announced that it discontinued all mining operations at its Copper Rand mine on December 31,
2008. The decision to terminate operations at Copper Rand was originally announced on September 9, 2008. Campbell also suspended its bulk sample exploration program at the Corner Bay property in October 2008 because of extreme difficulties in securing financing in the current marketplace and the decline in copper prices. Manpower resources are being reduced to care and maintenance levels.
           Campbell also announced that it is now listed on the NEX under the symbol
CCH.H-X. The NEX is a new and separate board of TSX Venture Exchange which provides a trading forum for listed companies that have fallen below TSX
Venture's ongoing listing standards.

           About Campbell Resources

           Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec.
Campbell's headquarters are located in Montreal, Quebec.

           Certain information contained in this release may contain
"Forward-Looking Statements" within the meaning of the Private Securities
Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold and copper prices which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward-looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Forward-looking statements are expressly qualified in their entirety by this cautionary statement.
           %SEDAR: 00001579EF          %CIK: 0000718053

           /For further information: Campbell Resources Inc.: Andre Fortier,
President and Chief Executive Officer, (514) 875-9037, Fax: (514) 875-9764,
afortier(at)campbellresources.com; Alain Blais, Vice-president, (418) 748-7691,
Fax: (418) 748-7696, ablais(at)campbellresources.com/
           (CCH.H-X.)

CO:  Campbell Resources Inc.

CNW 13:36e 12-JAN-09